Filed Pursuant to Rule 433
Registration No. 333-252342

Term Sheet

January 10, 2022

Issuer:	Toyota Motor Credit Corporation
Security:	Fixed Rate Medium-Term Notes, Series B
Title:	1.900% Medium-Term Notes, Series B due January 13, 2027
Issuer Senior Long-Term Debt Ratings:	Moody’s Investors Service, Inc.: A1 (stable outlook)
S&P Global Ratings: A+ (stable outlook)
Fitch Ratings: A+ (stable outlook)
CUSIP/ISIN:	89236TJV8 / US89236TJV89
Trade Date:	January 10, 2022
Original Issue Date:	January 13, 2022 (T+3)
Stated Maturity Date:	January 13, 2027
Principal Amount:	$750,000,000
Benchmark Treasury:	UST 1.250% due December 31, 2026
Treasury Yield:	1.522%
Spread to Treasury:	+40 basis points
Price to Public:	99.896%
Underwriting Discount:	0.350%
Net Proceeds to Issuer:	99.546% / $746,595,000
Coupon:	1.900% per annum
Yield:	1.922%
Interest Payment Frequency:	Semi-annual
Interest Payment Dates:	Each January 13 and July 13, beginning on July 13, 2022 and ending on the maturity date
Day Count Convention:	30/360
Business Day Convention:	Following, unadjusted
Business Days:	New York
Calculation Agent:	Deutsche Bank Trust Company Americas
Optional Make-Whole Redemption:

T + 10 basis points

The notes will be redeemable before their maturity, in whole or in part, at the Issuer’s option at any time, at a “make-whole” redemption price equal to the greater of (i) 100% of the principal amount of such notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 10 basis points, plus accrued and unpaid interest thereon to the date of redemption.

“Comparable Treasury Issue” means, with respect to the notes, the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.

“Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Calculation Agent obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Calculation Agent after consultation with the Issuer.

“Reference Treasury Dealer” means each of BofA Securities, Inc., Citigroup Global Markets Inc., RBC Capital Markets, LLC, a primary U.S. Government securities dealer selected by Credit Agricole Securities (USA) Inc. and a primary U.S. Government securities dealer selected by MUFG Securities Americas Inc., or their respective affiliates; provided, however, that if any of the foregoing or their affiliates cease to be a primary U.S. Government securities dealer in the United States, the Issuer will substitute another nationally recognized investment banking firm that is a primary U.S. Government securities dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Calculation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Calculation Agent by such Reference Treasury Dealer at 3:30 p.m. New York time on the third Business Day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed. Unless the Issuer defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

Governing Law: Minimum Denominations:	New York $2,000 and $1,000 increments thereafter
Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Credit Agricole Securities (USA) Inc. MUFG Securities Americas Inc. RBC Capital Markets, LLC
Co-Managers:

Banco Bradesco BBI S.A.

BBVA Securities Inc.

C.L. King & Associates, Inc.

ICBC Standard Bank Plc

Loop Capital Markets LLC

Mischler Financial Group, Inc.

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

DTC Number:	#0773

Concurrent Offering:	Concurrently with this offering of the notes, the Issuer is also offering by means of separate term sheets: (i) $1,150,000,000 aggregate principal amount of 1.450% Medium-Term Notes, Series B due January 13, 2025, (ii) $300,000,000 aggregate principal amount of Floating Rate Medium-Term Notes, Series B due January 13, 2025 and (iii) $400,000,000 aggregate principal amount of 2.400% Medium-Term Notes, Series B due January 13, 2032 (collectively, the “Other Notes”). This term sheet does not constitute an offer to sell, or the solicitation of an offer to buy, any of the Other Notes. Any offering of the Other Notes may be made only by means of a prospectus and related prospectus supplement.

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

This term sheet supplements the prospectus supplement dated January 25, 2021 and the related prospectus dated January 22, 2021; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the prospectus supplement and the related prospectus.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the related prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Credit Agricole Securities (USA) Inc. toll-free at 1-800-807-6030, MUFG Securities Americas Inc. toll-free at 1-877-649-6848 and RBC Capital Markets, LLC toll-free at 1-866-375-6829.

Additional Selling Restrictions

Japan

Each of the Joint Book-Running Managers and Co-Managers has severally agreed that it will not offer or sell any of the notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan and any branch or other office in Japan of a corporation or other entity organized under the laws of any foreign state), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan.

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